Exhibit 99.1

NorZinc signs Traditional Land Use Agreement with Nah?a Dehe Dene Band for Prairie Creek All Season Road

NZC-TSX
NORZF-OTCQB

VANCOUVER, Jan. 16, 2019 /CNW/ - NorZinc Ltd. (TSX: NZC; OTCQB: NORZF) ("NorZinc" or "the Company") is pleased to announce the signing of a Traditional Land Use Agreement ("TLUA") with the Nah?a Dehe Dene Band for the construction and operation of the All Season Road ("ASR") to connect the Company's high grade zinc/lead/silver Prairie Creek Mine to the Liard Highway in the Northwest Territories of Canada.

The Nah?a Dehe Dene Band ("NDDB") of Nahanni Butte is the nearest community to the Prairie Creek Mine ("the Mine"), located approximately 90km southeast of the mine site. The mine site and route of the ASR are within NDDB's Traditional Territory. The intent of the TLUA is to confirm NDDB's support for the ASR and deliver benefits for the NDDB, supplemental to the existing Impact Benefits Agreement ("IBA") signed with NDDB in 2011 that supported the Mine development itself.

At the time of the original IBA, access to the proposed Mine was planned to be by winter road. Subsequently it was concluded that an all season road would provide significantly improved operational efficiencies and better economic confidence for the Mine. The Company recognized that the ASR may have additional potential impacts and effects on the NDDB, compared to a winter-only road, and recognition of this is established within the TLUA. The TLUA combined with the IBA provides assurance the Prairie Creek Mine has strong local Aboriginal support as the ASR moves through the final phase of permitting.

"NorZinc is very pleased to sign this important land use agreement", said NorZinc's CEO, Don MacDonald. "We are very grateful to the Nah?a Dehe Dene Band for their collaborative support which has made possible this very positive step toward the development of the Prairie Creek Mine. It is so important that the All Season Road has the support of the local Aboriginal communities, and that those who live closest to the access road particularly will benefit from its operation."

Signing Ceremony

The community signing ceremony for the Agreement took place in Nahanni Butte on January 15, 2019. The ceremony had the participation of NDDB Chief and Council, NDDB's band members, and directors and officers of NorZinc. A formal ceremony is planned in Vancouver during the AME Roundup 2019 conference at the end of January.

"In signing this Agreement we have further enhanced a mutually beneficial relationship with Nah?a Dehe Dene Band, based on respect, and which will enable the community to participate in the future economic benefits of the All Season Road," added Don MacDonald.

At the signing ceremony Chief Darrell Betsaka, Chief of NDDB said: "In this Agreement, NorZinc and the Nah?a Dehe Dene Band acknowledge their mutual intentions that the All Season Road will be developed and operated in a manner that respects the land, the environment and cultures of Aboriginal and non-Aboriginal peoples of the North."

"The Agreement will supplement our existing IBA and mean further jobs, training and education, business opportunities and financial benefits for our people for many years to come and will facilitate access to our traditional territory", added Chief Betsaka.

Traditional Land Use Agreement

Similar to the IBA, in the TLUA NorZinc has agreed to maximize NDDB Members employment and give advantages to support the success of NDDB businesses.

Under this agreement, NorZinc recognizes and respects NDDB's asserted rights and interests in their traditional land and in return, NDDB acknowledges NorZinc's interest in the development and future operation of the Prairie Creek Mine. The Agreement delivers a framework such that training, employment and business contracts are available to NDDB and to assure the mutual benefit to both parties. The TLUA and the IBA strengthen the relationship between NDDB and NorZinc.

NDDB and NorZinc have agreed to establish a committee to oversee implementation of the Agreement, and to support NDDB liaison roles to gain employment and business capacity for the benefit of NDDB Members and NDDB Businesses. The Company has also agreed to make annual contributions to an educational fund to encourage NDDB Members to reach their career aspiration goals with higher education.

Other Indigenous Agreements

In addition to the TLUA, the Company is negotiating a Road Benefit Agreement with the Łíídlįį Kų́ę́ First Nation ("LKFN") of Fort Simpson, NWT. Fort Simpson is the largest community within the Dehcho Region, located about 185 kilometres east of the mine site.

Earlier in 2018, NorZinc entered in to a Process Agreement with NDDB and LKFN, which provides for the negotiation of a three party Environmental Management Agreement ("EMA") relating to the ASR. This EMA is in an advanced stage of negotiations and will provide for Dene communities' review, participation and oversight of environmental monitoring of the ASR during permitting, design, construction, operation and closure phases, and the implementation of the mitigation measures contained in the Environmental Assessment.

Background

In January 2011 the Company and NDDB signed an IBA relating to the maximizing of benefits from opportunities arising from the operation of the Mine in a manner that will be to the mutual benefit of both Parties. The IBA contemplated winter road access to the Mine.

Subsequent to 2011, the Company advanced its design of the Mine in a number of areas and concluded that the efficient operation and viability of the Mine will be significantly improved utilizing the ASR to connect the Mine to the Liard Highway. In April 2014 the Company made application for licenses for the construction and operation of the road. In October 2018, following completion of an Environmental Assessment, the Company obtained final approvals to allow the ASR permitting process to pass to the Mackenzie Valley Land and Water Board ("MVLWB") and Parks Canada for final ASR permit drafting.

The Company expects to submit its updated Project Description Report shortly. MVLWB and Parks Canada will receive input from territorial and federal agencies, and local communities, culminating in road permits being issued,  which will incorporate the recommended mitigation measures included in the Environmental Assessment Report. The regulatory phase is expected to be completed in Q3 2019.

An operating Prairie Creek Mine will provide significant economic opportunity for the NDDB and the entire Dehcho region.

About NorZinc

NorZinc is a TSX-listed development company trading under the symbol "NZC". The Company's key project is the 100%-owned Prairie Creek Project, an advanced-stage zinc-lead-silver property, located in the Northwest Territories. The Company also owns projects in Newfoundland that hosts several zinc-lead-copper-gold-silver deposits.

E-mail: invest@norzinc.com     Website: www.norzinc.com

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Nah?a Dehe Dene Band (CNW Group/NorZinc Ltd.)

SOURCE NorZinc Ltd.

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%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001, don.macdonald@norzinc.com; Steve Dawson, VP Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, steve.dawson@norzinc.com

CO: NorZinc Ltd.

CNW 07:30e 16-JAN-19